Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 (415) 733-6000

December 20, 2023

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Ms. Doris Stacey Gama
Mr. Joe McCann

Re:	Korro Bio, Inc.
Amendment No. 1 to Registration Statement S-3 on Form S-1
Filed December 1, 2023
File No. 333-275353

Dear Ms. Gama and Mr. McCann:

This letter is submitted on behalf of Korro Bio, Inc. (“Korro”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Korro’s Amendment No. 1 to Registration Statement S-3 on Form S-1 (File No: 333-275353), filed on December 1, 2023 (the “Registration Statement”), as set forth in the Staff’s letter dated December 6, 2023 (the “Comment Letter”).

In connection with this letter responding to the Comment Letter, the Company is concurrently filing Amendment No. 2 to Registration Statement S-3 on Form S-1 (“Amendment No. 2”), which reflects certain revisions to the Registration Statement in response to the Comment Letter as well as certain other changes.

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the numbered comment.

Amendment No.1 to Form S-3 on Form S-1

General

1.

We note the representation in Section 3.4 of the Agreement and Plan of Merger, filed on July 14, 2023 as exhibit 2.1 to Frequency Therapeutics, Inc.’s Form 8-K, that Korro’s stockholders were required to consent to the merger. We further note your Form S-1 seeks to register the resale of securities issued to Korro’s security holders in connection with the merger. Please revise to identify all former affiliates of Korro reselling pursuant to this Form S-1 as underwriters and fix a selling price for the duration of their offering. See Securities Act Rule 145(c).

RESPONSE: Korro respectfully acknowledges the Staff’s comment and while it respectfully disagrees with the Staff’s position regarding applicability of Rule 145(c), it has nevertheless revised the selling stockholder table to remove those selling stockholders who may have been deemed to be affiliates within the meaning of Rule 145(c) at the time of the vote on the merger. See pages 200-203.

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U.S. Securities and Exchange Commission

December 20, 2023

If you should have any questions or comments with respect to the foregoing, please contact me at (415) 733-6134 or via e-mail at msarrazin@goodwinlaw.com.

Very truly yours,

/s/ Marianne Sarrazin
Marianne Sarrazin

Cc:	Ram Aiyar, Korro Bio, Inc.
Vineet Agarwal, Korro Bio, Inc.
Shelby Walker, Korro Bio, Inc.
Kingsley L. Taft, Goodwin Procter LLP
Daniel Hughes, Goodwin Procter LLP